Genprex, Inc.

1601 Trinity Street, Bldg. B, Suite 3.322

Austin, Texas 78712

May 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Genprex, Inc.
Registration Statement on Form S-1
File No. 333-235733
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Genprex, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday May 20, 2020, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 653-8179 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

GENPREX, INC.

By:	/s/ J. Rodney Varner
Name:	J. Rodney Varner
Title:	Chief Executive Officer